Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

March 13, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration and Selective Review
Wells Fargo Variable Trust
File Nos. 33-74283 and 811-09255

Ladies/Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”), the undersigned registrant, Wells Fargo Variable Trust (the “Trust”), and its distributor of shares of beneficial interest, Wells Fargo Funds Distributor, Inc., hereby request that Post-Effective Amendment No. 22 to the Trust’s Registration Statement on Form N-1A, as filed on March 12, 2009, be declared effective on May 1, 2009, or as soon as possible thereafter. We also hereby request selective review of Post-Effective Amendment No. 22 pursuant to Release No. 33-6510 (February 15, 1984).

Post-Effective Amendment No. 22 was filed pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of making disclosure changes related to the change in investment sub-adviser for the VT International Core Fund (the “Fund”), a series of the Trust, and to make certain other non-material changes to the Trust’s Registration Statement for the Fund. The Board of Trustees of the Trust recently approved the change in sub-adviser for the Fund effective March 2, 2009 and has called a special contract holder meeting of the Fund’s contract holders, which meeting is expected to be held in the third quarter of this year. At the special contract holder meeting, contract holders will be asked to consider and vote on a proposal to approve an investment sub-advisory agreement with the new sub-adviser. The Trust expects to file a preliminary proxy statement regarding the change in sub-adviser in early April 2009.

Post-Effective Amendment No. 22 does not raise novel or complex issues of law or policy. Except for the disclosures in the Fund’s prospectus and statement of additional information sections listed below related to the change in the Fund’s sub-adviser, Post-Effective Amendment No. 22 is substantially identical in all material respects to the Trust’s most recent filing for the Fund, Post-Effective Amendment No. 21, which was filed on May 1, 2008 pursuant to Rule 485(b) to add audited financial statements and certain other financial information for the Fund and other series of the Trust. The Fund’s investment objective, principal investments, and

Securities and Exchange Commission

March 13, 2009

non-fundamental and fundamental investment policies have not changed as a result of the change of the Fund’s sub-adviser.

The following disclosures in the Fund’s prospectus and statement of additional information sections in Post Effective Amendment No. 22 contain changes in disclosures related to the change in the Fund’s sub-adviser:

Prospectus

1. VT International Core Fund

a. Principal Investment Strategies
b. Principal Risk Factors
c. Performance – Footnote #1 to the Average Annual Total Returns Table

2. Description of Principal Investment Risks

a. Growth Style Investment Risk
b. Value Style Investment Risk

3. Organization and Management of the Fund

a. The Sub-Adviser and Portfolio Manager
b. Sub-Adviser’s Prior Performance History

Statement of Additional Information

1. Management*

a. Investment Sub-Advisers
b. Portfolio Managers

*Only as the disclosures relate to the VT International Core Fund and Evergreen Investment Management Company, LLC

If you have any questions or require additional information about either of these requests, please contact Lawrence S. Hing at (415) 947-4805.

WELLS FARGO VARIABLE TRUST

By: /s/ C. David Messman

C. David Messman

Secretary

Securities and Exchange Commission

March 13, 2009

WELLS FARGO FUNDS DISTRIBUTOR, INC.

By: /s/ Cara Peck__________________

Cara Peck

President & Secretary

cc:	Michelle Roberts, Esq.,
Division of Investment Management